UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

NATCO GROUP, INC.
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1(b) IRS IDENT. NO.                    | (c) SEC FILE NO.
                                       |
22-2906892                             | 1-15603
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1(d) ADDRESS OF ISSUER              STREET

2950 NORTH LOOP WEST, SUITE 750
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1(d)      CITY                       STATE                  ZIP CODE

HOUSTON                            TEXAS                     77092
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1(e) TELEPHONE
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     AREA CODE           | NUMBER
                         |
        713              | 683-9292
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

CAPRICORN INVESTORS II, L.P.
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

06-1411692                             DIRECTOR
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2(d) ADDRESS                        STREET

30 EAST ELM STREET
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2(d)      CITY                       STATE                  ZIP CODE

GREENWICH                           CONNECTICUT              06830
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

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                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common         Jefferies & Company                  24,334      $869,940.5(1)  17,323,147         On or after        NYSE
Stock          55 W. Monroe Street                                                                November 14,
               Suite 3500                                                                         2006
               Chicago, Il 60603



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 (1) Based on the closing price of $35.75 on November 13, 2006

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                   Name of Person
                         Nature of                 from Whom Acquired             Amount of
Title of     Date You    Acquisition               (If gift, also give date       Securities        Date of
the Class    Acquired    Transaction               donor acquired)                Acquired          Payment      Nature of Payment
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Common      06/15/04    Transfer to Capricorn         Herbert S. Winokur, Jr.      2,500            N/A             N/A
Stock                   Investor II, L.P.
                        ("Capricorn II") of
                        shares received by Mr.
                        Winokur on 06/15/04, for
                        serving on the Board of
                        Directors of Natco Group,
                        Inc. Mr. Winokur is the
                        managing member of
                        Capricorn Holdings, LLC,
                        the general partner of
                        Capricorn II
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Common     01/01/01     Stock Options (exercise           Natco Group, Inc.       14,334            N/A             N/A
Stock      through      of stock options granted
           06/15/05     during the period from
                        01/01/01through 06/15/05)

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Common     06/03/03     Transfer to Capricorn II      Herbert S. Winokur, Jr.      2,500            N/A             N/A
Stock                   of shares received by Mr.
                        Winokur on 06/03/03, for
                        serving on the Board of
                        Directors of Natco Group,
                        Inc. Mr. Winokur is the
                        managing member of
                        Capricorn Holdings, LLC,
                        the general partner of
                        Capricorn II

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Common     06/01/05     Transfer to Capricorn II      Herbert S. Winokur, Jr.      5,000            N/A             N/A
Stock                   of shares received by Mr.
                        Winokur on 06/01/05, for
                        serving on the Board of
                        Directors of Natco Group,
                        Inc. Mr. Winokur is the
                        managing member of
                        Capricorn Holdings, LLC,
                        the general partner of
                        Capricorn II

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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         NONE
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REMARKS:


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


        November 14, 2006                     /s/ HERBERT S. WINOKUR, JR.
-----------------------------------     ----------------------------------------
      (DATE OF NOTICE)                               (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).